Heineken International



Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

date
31 December 2004

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

Amsterdam, 31 December 2004

Heineken invests in partnership with Tempo Beer Industries

Heineken N.V., the leading international brewer, today announced that it has signed a memorandum of understanding with the controlling shareholders of Tempo Beer Industries (TBI) to acquire 40% of the shares of a new beer and beverage company in Israel. As part of the agreement Heineken will transfer its current 17.8%-stake in TBI and will make an additional cash payment of US$14.5 million (€11 million). TBI will transfer all its beer, soft drink, fruit juice and water activities to the new company and will own the remaining 60% of the shares. The agreement also covers a licence for the local production and marketing of the Heineken brand by the new company.

The investment fits well with Heineken's strategy of combining its international premium brand Heineken with strong local brands. The transaction will be funded from available cash resources. The investment is value enhancing on a Net Present Value basis and will contribute to the net profit of Heineken from 2005 onwards. The transaction is subject to regulatory approvals.

Jean François van Boxmeer, member of the Executive Board of Heineken N.V. commented: "This investment extends our presence in the Israeli beer market. Local production of Heineken will accelerate the growth of the brand that has already captured a 9%-share of the beer market since its introduction in the early 90's."

Tempo is based in Netanya, at the Mediterranean sea, and has a 50%-market share in the Israeli beer market. Its leading beer brands are Goldstar and Maccabi. Currently TBI imports and distributes Heineken as well as Wieckse Witte, Affligem and Murphy. In 2003 TBI sold 0.5 million hectolitres of beer and 1.8 million hectolitres of soft drinks, juices and mineral water. The Israeli beer market has a size of 1 million hectolitres and a per capita consumption of 16 litres

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in more than 170 countries and the company owns over 115 breweries in more than 65 countries. With a total volume of 109 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2003 net turnover amounted to EUR 9.3 billion and net profit to EUR 798 million. Heineken employs over 60,000 people.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Heineken N.V. shares are traded on Euronext Amsterdam. Prices for the shares may be accessed on Bloomberg under the symbol HEIN.NA and on Reuters Equities 2000 Service under the symbol HEIA.AS.

For further information regarding Heineken N.V.: www.heinekeninternational.com

Press, investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
e-mail: investors@heineken.com